Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Employee Webcast

MCI

Possible Scenarios:

Verizon calls for vote of MCI shareholders

Verizon raises its bid

Verizon bows out with break-up fee

But please excuse the fact I’m not going to produce any new information at this point but I don’t think we’ll disclose publicly until we’re ready to take the next step.

As you know, the saga says we made a strategic deal with MCI.

We believe it’s a reasonably good asset.

It has a good customer base.

Does require some investment in its network and system.

We think we will be a very good partner for them.

On the other hand, of course, we’ve indicated we need to be prudent and smart about what we pay for the asset to make sure we do create value long term.

Qwest has come over the top and tried to make a bid for MCI.

Last week, the MCI board decided that their bid of $30 was higher than our bid of $23.10.

That shouldn’t be a surprise to anybody.

30 is higher than 23.

Our view is that 30 is based on a set of premises that’s different than the premises that our 23.10 is based on and now we have the end of the week, until Friday night at some point, to look at a bunch of scenarios we might have that you see posted on the chart.

We do have the right to call for a vote.

We do have the ability to raise our bid if we choose to, and we do have the capacity to bow out if we would like to do that and get a breakup fee.

Most of you would say, gee that covers the waterfront.

To be honest, we are looking at all options.

All I ask you to do is be patient, follow the drama like everybody else.

We’ll communicate and get the necessary information out to everybody else.

Question: Is the impending merger — I guess that’s the MCI — a key factor in driving our stock down? Is it because investors are afraid we won’t make the deal and be trumped by SBC — or is it afraid we’ll make the deal and pay too much for a dying business?

Well, I think it’s all of the above. I think different groups of investors all have different concerns. If I had to summarize all of this, it was just really an issue of uncertainty. When there is uncertainty around the company, whether it’s because they think you’re going to win or because they think you’re not going to win, they think you’re going to pay too much, they’re worried about what SBC is going to do, all this is uncertainty. Over the course of the next couple of months, as we clarify this, remove the cloud and articulate clearly where the company is in all these things, whether we move forward with MCI or not, I think we’ll be able to eliminate some of that uncertainty, and I feel comfortable that we’ll be able to win the day, so to speak with our investors.  Again, let’s remember, our first quarter results really are the proof of the pudding.

Question: Why don’t we buy Qwest and MCI?

Well, we think we have an interest in MCI, as I’ve said. In Qwest’s case, as some of you might know, even though we could afford it, the fact is, it’s a small company that serves very rural states for the most part and has a lot of debt. So they’re not a strong company, as we would understand it. And so they don’t add a lot — or would not add a lot to our business. So our focus is really — it’s on MCI.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.